Exhibit 12

               JOHNSON & JOHNSON AND SUBSIDIARIES
 STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                               (1)
                      (Dollars in Millions)


                            Fiscal Year Ended
                  Dec 31, Jan 2,  Jan 3, Dec 28,  Dec 29,
                  2000    2000    1999(2)       1997   1996


Determination
 of earnings:

Earnings before
 provision for
 taxes on
 income          $6,868   5,877  4,333   4,342  4,143

Fixed charges       292     337    269     260    258

Total earnings
 as defined      $7,160   6,214  4,602   4,602  4,401

Fixed charges and
 other:

Rents                88      82     83      81     82

Interest            204     255    186     179    176

Fixed charges       292     337    269     260    258

Capitalized
 interest            97      84     73      41     55

Total fixed
 charges         $  389     421    342     301    313

Ratio of earnings
 to fixed
 charges          18.41   14.76   13.46  15.29  14.06


(1) The ratio of earnings to fixed charges represents the historical ratio of the Company and is calculated on a total enterprise basis. The ratio is computed by dividing the sum of earnings before provision for taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

(2) Earnings for the year ended January 3, 1999 include charges related to restructuring of $613 million and in-process research and development charges of $298 million. Excluding the effect of these charges, the ratio of earnings to fixed charges would have been 16.12.